

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2020

Benjamin P. Cowart
Chief Executive Officer
Vertex Energy, Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058

> **Re: Vertex Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 7, 2020**
> **File No. 333-238054**

Dear Mr. Cowart:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John S. Gillies